UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93
Company Registry (NIRE) No. 353.001.861-33

EXCERPT FROM THE MINUTES OF THE 297th MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 29, 2016

1. DATE, TIME AND PLACE: At 9:00 a.m. on June 29, 2016, at the registered office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was summoned pursuant to Paragraph 2, Article 17 of CPFL Energia’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”), with the written vote of Mrs. Ana Maria Elorrieta cast in advance, pursuant to Paragraph 7, Article 17 of the Company’s Bylaws. The meeting was also attended by Mr. André Dorf – CEO of CPFL Renováveis and, during part of it, by the Executive Vice-Presidents, with the justified absence of the Legal and Institutional Relations Executive Vice-President.

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Giselia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes as an extract without the signatures of the directors.

Initially, the Board met in executive session to deal with the following issues:

(a)  To take cognizance of the existence of an invitation to Mr. Wilson P. Ferreira Jr. assume the post of Chief Executive Officer of Centrais Elétricas Brasileiras S.A. ("Eletrobras"), discuss and approve the provisions of the Non-Competition Agreement, to be formalized by the executive officer with the Company; and

(b)  To examine and discuss the proposal of the Company, referring to the compensation packages of Mr. Wilson P. Ferreira Jr., who leaves the Presidency of CPFL Energia, and Mr. Andre Dorf, elected in 291st meeting of the Board held on April 13, 2016, to replace him as from July 1, 2016, take cognizance of the prior favorable opinion of the People Management Committee, and approve, by unanimous vote, the packages of these executive officers;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93
Company Registry (NIRE) No. 353.001.861-33

After, the matters of the Agenda were examined and discussed, the following issues were considered and the resolutions were taken, by the Board, by unanimous votes and without any reservations:

(i)           To take cognizance and discuss the matters examined by the Board's Committees and Advisory Commissions during June;

(ii)          To take cognizance of the managerial highlights and material facts in May, as reported by the Chief Executive Officer;

(iii)         To approve the minutes of the 294th, 295th and 296th meetings of the Board held on May 25, June 9 and June 23, 2016;

(iv)         To approve the Worksheets of the Board’s Advisory Committees and Commissions (Budget and Corporate Finance, and Strategy) for the period from May 2016 to April 2017;

(v)          To approve, in accordance with Article 17, item (b) of the Company’s Bylaws, the restatement of the Corporate Governance Guidelines of CPFL Energia, effective as of the date hereof;

(vi)         To approve, pursuant to item (s), Article 17 of the Company’s Bylaws, and pursuant to the terms and conditions of Resolution 2016083-Eof the Board of Executive Officers,theoffering of guarantee, in the form of guaranty or suretyship, by CPFL Energia, to future capital raising operations by the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Geração, CPFL Brasil, CPFL ESCO, CPFL Serviços, CPFL Telecom, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa (jointly referred to as the “Subsidiaries”), remaining from the Funding Plan 2016 approved in the 281st meeting of the Board, in the amount of up to one billion, three hundred seventy-five million, two hundred eighty-six thousand reais (R$1,375,286,000.00), and recommendto the executives nominated by the Company to the management of the Subsidiaries to vote for the approval of said capital raising operations;

(vii)       To discuss and recommend that the executives nominated by the Company to the management of subsidiaries vote for approval of the following items:

(vii.i) CPFL Energias Renováveis S.A. (“CPFL Renováveis”): (a) Election of a member of the Board of Directors; (b) Nomination of the Chief Financial and Investor Relations Officer, who will temporarily accumulate the functions of Chief Executive Officer; and (c) Capital increase to meet the exercise of options under the Stock Option Program and amendment to the Bylaws – Resolution 2016086-E of the Board of Executive Officers;

(vii.ii) Rio Grande Energia S.A. (“RGE”): Election of the Chief Executive Officer and the Energy Management Director;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93
Company Registry (NIRE) No. 353.001.861-33

(vii.iii) Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”) and Companhia Jaguari de Energia (“CPFL Jaguari”): Election of the Energy Management Director;

(vii.iv) Clion Assessoria de Comercialização de Energia Ltda. (“Clion”), CPFL Planalto Ltda. (“CPFL Planalto”), CPFL Atende Centro de Contatos e Atendimento Ltda. (“CPFL Atende”), CPFL Total Serviços Administrativos Ltda. (“CPFL Total”), Nect Serviços Administrativos Ltda. (“Nect Serviços”), TI Nect Serviços de Informática Ltda. (“TI Nect”), CPFL Jaguari de Geração de Energia Ltda. (“CPFL Jaguari de Geração”), CPFL Centrais Geradoras Ltda. (“CPFL Centrais Geradoras”), CPFL Jaguariúna Participações Ltda. (“CPFL Jaguariúna”), CPFL Transmissão Morro Agudo S.A. (“CPFL Morro Agudo”), CPFL Brasil Varejista S.A. (“CPFL Brasil Varejista”) and CPFL GD S.A. (“CPFL GD”): Transfer of quotas and shares of the current Chief Executive Officer of CPFL Energia to the companies of the CPFL group and amendment of the articles of organization of limited liability companies – Resolution 2016081-E of the Board of Executive Officers;

(vii.v) CPFL Paulista, CPFL Piratininga, RGE: Amendment to the Telephone Help Desk Service Agreement with CPFL Atende – Resolution 2016076-E of the Board of Executive Officers;

(vii.vi) CPFL Piratininga: Service Agreement for the Provision of Continuous Construction and Scheduled Maintenance Services to the Electricity Lines and Distribution Grids in Urban and Rural Areas (CCM) with Start Engenharia e Eletricidade Ltda. – Resolution 2016068-E of the Board of Executive Officers;

(vii.vii) CPFL Paulista: (a) Amendments to the Service Agreement for Construction and Scheduled Maintenance to the Electricity Lines and Distribution Grids in Urban and Rural Areas (CCM) – Resolution 2016074-E of the Board of Executive Officers; and to the Service Agreement for Technical-Commercial Services (STC) – Resolution 2016077-E of the Board of Executive Officers, with Renascer Construções Elétricas Ltda. and B. Tobace Instalações Elétricas e Telefônicas Ltda.; and (b) Bank letter of guarantee to process 2004.61.05.014812-1 – Resolution 2016085-E of the Board of Executive Officers;

(vii.viii) CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa, CPFL Brasil, CPFL Atende and CPFL Eficiência Energética S.A. (“CPFL Esco”): Declaration of Interest on Equity - Resolution 2016087-E of the Board of Executive Officers; and

(vii.ix) CPFL Transmissão Morro Agudo S.A. (“CPFL Transmissão Morro Agudo”): Alteration of corporate purpose – Resolution 2016079-E of the Board of Executive Officers;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93
Company Registry (NIRE) No. 353.001.861-33

(viii)      To take cognizance of the consolidated results for May/2016 (Year-to-Date and Budget vs. Actual) and of the Best Estimate of CPFL Energia and its subsidiaries.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and the Secretary. Murilo Cesar L. S. Passos, Décio Bottechia Júnior, Ana Maria Elorrieta, Arnaldo José Vollet, Francisco Caprino Neto, José Florêncio Rodrigues Neto, Martin Roberto Glogowsky and Giselia Silva.

This is a free English translation of the excerpts of the original minutes drawn up in the Book of Meetings of the Board of Directors no. 7, pages 19 to 23.

Giselia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 19, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.